July 18, 2011

United States Securities and Exchange Commission
Washington, DC
20549
Attn: Jeff Jaramillo, Accounting Branch Chief

Re: File No. 000-52444

Dear Mr. Jaramillo;

In response to your letter dated June 21, 2011 with respect to our Form 10-K for the year ended December 31, 2010 as filed on April 20, 2011 we submit our responses below. Also, as requested, we wish to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Item 8. Financial Statements and Supplementary data, page F-1
Notes to Consolidated Financial Statements, page F-8
Note 4 – Prior Period Restatement, page F-15

Comment 1

We retained the services of an independent valuator to render an opinion as to the fair value, for US GAAP reporting purposes, of the identified intangible assets acquired in the acquisitions of Javaco and Pak-It, which occurred in August and September 2009, respectively.  The valuator applied generally accepted approaches to the valuation of specific intangible assets and their engagement was designed to provide effective audit evidence.  The valuator’s reports are dated March 29, 2011.

Upon receipt of the valuator’s reports the Company consulted with the auditing firm that completed an audit of, and rendered an unqualified opinion on, the Company’s financial statements as at December 31, 2009.  These December 31, 2009 financial statements had been prepared using the Company’s best estimates as to the allocation of the purchase prices paid in connection with each of the business acquisitions.  It was the opinion of the Company and the audit firm that the 2009 10K, and the audited financial statements contained therein, did not specifically require restatement on the basis that the amounts and disclosures that would have been incorporated therein, had the valuation reports been issued earlier, were not material.  By extension, there was no determination that the previously filed financial statements should not be relied upon.

United States Securities and Exchange Commission Re: File No. 000-52444 July 14, 2011 Page 2 of 3

At the time the Valuator’s reports were received the audit of the Company’s December 31, 2010 financial statements was in process.  This audit was being conducted by the Company’s new audit firm, which was not the same firm that rendered an audit opinion on the Company’s December 31, 2009 financial statements.  The Company determined that this new information, regarding the allocation of the purchase price paid for each of the business combinations, should be reflected in its accounting records.  The Company also determined that the most appropriate way to reflect this new information was by way of retroactive adjustment to the date of acquisition.  The Company’s auditors examined this presentation and effectively concurred with the presentation and disclosures as indicated by the unqualified audit opinion they rendered on the December 31, 2010 financial statements.

Comment 2

The Company retained the services of an independent valuator to render their opinion as to the fair value, for US GAAP reporting purposes, of the identified intangible assets acquired in the acquisitions of both Javaco and Pak-It.  Upon receipt of the valuator’s reports we determined that it was appropriate, in each case, to adjust the values attributed to the identified intangible assets based upon this new information.  We then determined that the most informative financial statement disclosure was achieved by providing insight as to the source of the new information obtained and accordingly stated that the correction was “based upon the purchase price allocation as determined by independent third party appraisals”.  Aside from this specific reference the Form 10-K as filed by the Company, including the financial statements contained therein, did not name the independent valuator or incorporate any quotes or statements contained within the report obtained from the independent valuator.

The scope of the engagement of the third party appraiser was limited to the rendering of an opinion as to the fair value, for US GAAP reporting purposes, of the identified intangible assets obtained in conjunction with the acquisition of both Javaco and Pak-It.  The intent of each engagement was to obtain a report from the appraiser that constituted effective audit evidence.  So far as management was, and continues to be aware, the third party appraiser was independent of the Company and was qualified to conduct such an engagement.  In the opinion of the Company’s management, there was nothing that arose during this engagement, or cited within the report prepared by the appraiser for management and its auditors, that suggested that the engagement scope was impaired in any manner, that the engagement objective was not achieved, that the resulting report did not constitute effective audit evidence, or that the fair value opinion should not be relied upon.  Consequently, the Company adjusted the carrying value of the identified intangible assets, as at the respective dates of acquisition of both Javaco and Pak-It, based upon the fair values cited in the reports rendered by the independent appraisers.

United States Securities and Exchange Commission Re: File No. 000-52444 July 14, 2011 Page 3 of 3

Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections addresses the situation where a registrant has engaged a third party expert to assist in determining the fair values of certain assets or liabilities disclosed in the registrant’s Securities Act registration statement and the circumstances in which the Company must disclose the name of the third party expert, and obtain the third party’s consent to be named, in the registration statement.  The response to the question states that “The registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report or valuation or opinion…”   and then states “The consent requirement in Securities Act section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement…”.  The Company acknowledges that it relied upon the fair value opinions rendered by the third party expert but that, in itself, does not necessitate the naming of the third party expert in the financial statements as at December 31, 2010, the Form 10K as at the same date, or any registration statement that may be issued subsequently that makes reference to these documents.

Item 9A. Controls and Procedures, page 57

Comment 3

You have indicated that you do not see where we have disclosed management’s conclusion on the effectiveness of our disclosure controls and procedures at December 31, 2010.  You have further requested that we amend our filing to include such disclosures in accordance with Item 307 of regulation S-K.

Item 9A has been updated to disclose that the principal executive officer and the principal financial officer’s conclusion that the disclosure controls and procedures were ineffective as of December 31, 2010.

Comment 4

You have requested that we amend our filing to include a statement concluding on whether our internal control over financial reporting was effective or not effective as of December 31, 2010 as required by Item 308 (a)(3) of Regulation S-K.

Item 9A has been revised to disclose that management’s internal control was not effective as of December 31, 2010

Yours truly,

/s/ John Bordynuik

John Bordynuik
Chairman and CEO